SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated August 21, 2012 re TAT Technologies Reporting Second Quarter of Year 2012 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Year 2012 Second Quarter Results

GEDERA, Israel, Tuesday, August 21, 2012 /PRNewswire / - TAT Technologies Ltd. (NASDAQ: TATT - News), a leading provider of services and products to the commercial and military aerospace and ground defense industries, reported today its results for the three month and six month periods ended June 30, 2012.

Financial Highlights:

TAT announced revenues of $22.1 million with a net loss of $4.2 million for the three months ended June 30, 2012, compared to revenues of $19.9 million with a net income of $0.6 million for the three months ended June 30, 2011 - an increase of 11.2% in revenues. The net loss reported for 2012 second quarter is the result of a $1.0 million impairment charge of goodwill in TAT’s OEM for Electric Motion Systems operating segment and a $3.3 million impairment charge with respect to TAT’s investment in First Aviation Services Inc. (“FAvS”, see further below). Excluding the impairment charges net profit for 2012 second quarter was $0.1 million.

During the Second quarter of 2012, revenues were impacted by the increase in revenues in all significant operating segments - the OEM of Heat Management Solutions segment; the Heat Transfer Services and Products segment and the MRO Services for Aviation Components segment; while revenues in the OEM of Electric Motion Systems decreased due to growing weakness in the relevant defense markets. This decrease is a continuation of the decrease in revenues this segment had experienced during 2011.

Revenue breakdown by operating segments for the three month and six month periods ended June 30, 2012 and 2011, respectively, was as follows:

	Three Months Ended June 30,
	2012		2011		% of Change Between Periods
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
	Unaudited		Unaudited
Revenues
OEM of Heat Management Solutions	$7,036	31.8%	$6,337	31.8%	11.0%
Heat Transfer Services and Products	7,104	32.1%	6,606	33.2%	7.5%
MRO services for Aviation Components	5,636	25.5%	4,985	25.1%	13.1%
OEM of Electric Motion Systems	2,677	12.1%	2,958	14.9%	(9.5)%
Eliminations	(326)	(1.5)%	(992)	(5.0)%	(67.1)%
Total revenues	$22,127	100.0%	$19,894	100.0%	11.2%

	Six Months Ended June 30,
	2012		2011		% of Change Between Periods
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
	Unaudited		Unaudited
Revenues
OEM of Heat Management Solutions	$14,720	34.4%	$13,977	33.8%	5.3%
Heat Transfer Services and Products	13,887	32.4%	13,073	31.7%	6.2%
MRO services for Aviation Components	10,639	24.9%	9,784	23.7%	8.7%
OEM of Electric Motion Systems	4,479	10.5%	6,528	15.8%	(31.4)%
Eliminations	(921)	(2.2)%	(2,065)	(5.0)%	(55.4)%
Total revenues	$42,804	100.0%	$41,297	100.0%	3.6%

For the six months ended June 30, 2012, TAT announced revenues of $42.8 million with a net loss of $3.6 million compared to revenues of $41.3 million with a net income of $2.1 million for the six months ended June 30, 2011 - an increase of 3.6% in revenues. The net loss reported for the six month period ended June 30, 2012 is the result of the above mentioned $1.0 million impairment charge of goodwill in TAT’s OEM for Electric Motion Systems operating segment and the $3.3 million impairment charge with respect to TAT’s investment in FAvS (see further below). Excluding the impairment charges net profit for 2012 period was $0.7 million.

During the six months ended June 30, 2012, revenues were impacted by the increase in revenues in all our significant operating segments - the OEM of Heat Management Solutions segment, the Heat Transfer Services and Products segment and the MRO Services for Aviation Components segment; while revenues in the OEM of Electric Motion Systems significantly decreased due to growing weakness in the relevant defense markets. As mentioned above, this decrease is a continuation of the decrease in revenues this segment had experienced during 2011.

Impairment of goodwill:
While the Company performs its annual impairment test in September each year, or more frequently when events and circumstances indicate that impairment may have occurred, during the quarter ended June 30, 2012, management believed that there were indicators of impairment of goodwill in its OEM of Electric Motion System operating segment as of June 30, 2012, primarily due to a decline in future forecasted sales levels and profitability margins resulting from the continued weakness in the defense industry. Accordingly, the Company performed an impairment test of goodwill for this operating segment, with the assistance of a third party valuation. Based on the results of this test, the Company determined that the entire balance of goodwill included in this operating segment was impaired and recorded an impairment charge of $1.0 million.

Investment in FAvS:
In June, 2012, FAvS entered into a transaction with its controlling stockholder, Aaron Hollander (“Hollander”), pursuant to which FAvS borrowed $3 million from Hollander, secured by a third lien on the assets of FAvS. The loan bears interest at 10% and in addition Hollander was issued warrants to purchase shares of Class A Common Stock of FAvS, representing 15% of FAvS post-exercise shareholders’ equity, at an exercise price of $7.00 per share.

Pursuant to the terms and conditions of the transaction, management believed that there were indicators of impairment with respect to TAT’s investment in FAvS. Accordingly, the Company performed an impairment test of its investment in FAvS, with the assistance of a third party valuation. Based on the results of this test the Company determined that its investment in FAvS was impaired by $3.3 million. The impairment was due to a decline in FAvS’ profitability margins and future forecasted sales levels.

Mr. Itsik Maaravi, TAT’s CEO commented:

“The results of 2012 second quarter reflect the continuation of the improving trend, Quarter over Quarter and from the previous quarter, in our most significant operating segments – the OEM of Heat Management Solutions and Heat Transfer Services and Products, as well as in our MRO for Aviation Components operating segment.  In each of these segments we continued to increase revenues and gross margins compared to the second quarter of 2011 and the first half of 2011. These improvements are attributable to the increase in our marketing and sales activities during 2010 and 2011 as well as to our rigorous and continuing activity to improve our production flow and yields.

We are encouraged by our ability to maintaining a steady growth in our key businesses in the current business environment where increasing fuel costs are offsetting the positive impact of growing aerospace traffic, thereby reducing airlines’ profitability. We are also encouraged by positive indications from commercial OEMs in the aerospace industry, which impact our businesses

We continue to focus on our core capabilities while expanding our business offerings worldwide.

We believe that our efforts along with continued improvement in the global aviation industry, will sustain the improved trend line of our performance further in 2012.

During the second quarter the weakness in the defense markets which are mostly relevant to the OEM of Electric Motion Systems operating segment continued to grow, and accordingly the revenues in this segment have decreased compared to the same period in 2011. This decrease is a continuation of the decrease in revenues this segment had experienced during 2011.

We are continuing to preserve a strong balance sheet with limited liabilities, strong working capital and sufficient financial assets to support the growth of our operations”.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited, in thousands, except share data)

	June 30,	June 30,
	2012	2011
ASSETS
Current Assets:
Cash and cash equivalents	$14,158	$27,872
Short-term bank deposits	10,000	-
Marketable securities at fair value	1,900	2,563
Short-term restricted deposits	3,206	5,086
Trade accounts receivable (net of allowance for doubtful accounts of $436 and $ 2,436 as of June 30, 2012 and 2011, respectively)	20,111	17,951
Other accounts receivable and prepaid expenses	5,207	7,198
Inventories, net	31,711	35,377

Total current assets	86,293	96,047

Long-term assets:
Investment in affiliated company	1,668	4,972
Funds in respect of employee right upon retirement	2,965	3,070
Long-term deferred tax	2,787	1,006
Property, plant and equipment, net	12,141	14,825
Intangible assets, net	-	1,601
Goodwill, net	-	1,166

Total Long-term assets	19,561	26,640

Total assets	$105,854	$122,687

LIABILITIES AND EQUITY

Current Liabilities:
Current maturities of long-term loans	3,731	10,298
Trade accounts payables	6,649	6,581
Other accounts payable and accrued expenses	6,021	6,609

Total current liabilities	16,401	23,488

Long-term liabilities:
Long-term loans, net of current maturities	1,883	737
Other accounts payable	85	121
Liability in respect of employee rights upon retirement	3,540	3,742
Long-term deferred tax liability	1,344	880

Total long-term liabilities	6,852	5,480

EQUITY:
Share capital
Ordinary shares of NIS 0.9 par value – Authorized: 10,000,000 shares at June 30, 2012 and 2011; Issued: 9,073,043 shares at June 30, 2012 and 2011; Outstanding: 8,810,366 and 8,815,003 shares at June 30, 2012 and 2011, respectively	2,790	2,790
Additional paid-in capital	64,402	64,455
Treasury stock, at cost, 262,677 and 258,040 shares at June 30 2012and 2011, respectively	(2,038)	(2,018)
Accumulated other comprehensive loss	(1,218)	(77)
Retained earnings	16,116	25,397
Total TAT Technologies shareholders' equity	80,052	90,547
Non controlling interest	2,549	3,172

Total equity:	82,601	93,719

Total liabilities and equity	$105,854	$122,687

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited, in thousands, except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011

Revenues:
OEM of Heat Management Solutions	$7,036	$6,337	$14,720	$13,977
Heat Transfer Services and Product	7,104	6,606	13,887	13,073
MRO services for Aviation Components	5,636	4,985	10,639	9,784
OEM of Electric Motion Systems	2,677	2,958	4,479	6,528
Eliminations	(326)	(992)	(921)	(2,065)
	22,127	19,894	42,804	41,297

Cost and operating expenses:
OEM of Heat Management Solutions	5,404	5,275	10,990	10,666
Heat Transfer Services and Products	5,020	4,803	10,049	9,501
MRO services for Aviation Components	4,163	4,073	8,537	8,140
OEM of Electric Motion Systems	2,288	2,642	3,999	5,129
Eliminations	(454)	(992)	(1,051)	(1,942)
	16,421	15,801	32,524	31,494
Gross Profit	5,706	4,093	10,280	9,803

Research and development, net	501	198	675	463
Selling and marketing expenses	924	885	1,813	1,766
General and administrative expenses	2,755	2,555	5,750	5,025
Other expenses (income)	(4)	-	10	-
Impairment of goodwill	1,015	-	1,015	-
	5,191	3,638	9,263	7,254
Operating income	515	455	1,017	2,549

Financial expense	(811)	(336)	(1,094)	(644)
Financial income	428	458	970	975
Gain from dilution of interests in affiliated company	-	240	-	240

Income before income taxes	132	817	893	3,120

Taxes on income	1,063	489	1,331	1,269

Net income (loss) after income taxes	(931)	328	(438)	1,851

Share in results of affiliated company and impairment of share in affiliated company	(3,312)	197	(3,352)	283

Net income (loss)	(4,243)	525	(3,790)	2,134

Net loss attributable to Non controlling interest	44	110	174	3

Net income (loss) attributable to TAT Technologies shareholders	$(4,199)	$635	$(3,616)	$2,137

Earning per share
Basic and diluted net income per share attributable to controlling interest	$(0.48)	$0.07	$(0.41)	$0.24

Weighted average number of shares – basic and diluted	8,815,003	8,815,003	8,815,003	8,815,003

Management’s Discussion and Analysis of Financial Condition and Results of Operations Background

TAT operates under four operating segments: (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions; (ii) Heat Transfer Services and Products; (iii) Maintenance, Repair and Overhaul or “MRO” services for Aviation Components; and (iv) OEM of Electric Motion Systems.

OEM of Heat Management Solutions primarily includes the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

Heat Transfer Services and Products primarily includes the maintenance, repair and overhaul of heat transfer equipment and in a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates an FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

MRO services for Aviation Components primarily includes the maintenance, repair and overhaul of APUs, landing gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

OEM of Electric Motion Systems primarily includes the design, development, manufacture and sale of a broad range of electrical motors and motion applications for airborne and ground systems.

Three months ended June 30, 2012 compared with three months ended June 30, 2011

Revenues. Total revenues for the three months ended June 30, 2012, were $22.1 million compared to $19.9 million for the three months ended June 30, 2011, an increase of 11.2%. This reflects the increase in revenues in all our significant operating segments - the OEM of Heat Management Solutions segment, the Heat Transfer Services and Products segment and the MRO Services for Aviation Components segment; while revenues in the OEM of Electric Motion Systems segment have decreased due to growing weakness in the relevant defense markets. This decrease is a continuation of the decrease in revenues this segment had experienced during 2011.

Cost of revenues. Cost of revenues was $16.4 million for the three months ended June 30, 2012 compared to $15.8 million for the three months ended June 30, 2011, an increase of 3.9%. This reflects the increase in cost of revenues in the OEM of Heat Management Solutions operating segment, in the Heat Transfer Services and Products operating segment and in the MRO Services for Aviation Components operating segment, which is primarily attributable to the increase in revenues in these operating segments; offset by the decrease in cost of revenues in the OEM of Electric Motion Systems operating segment, which is primarily attributable to the decrease in revenues in this operating segment.

Cost of revenues as a percentage of revenues decreased to 74.2% for the three months ended June 30, 2012, compared to 79.4% for the three months ended June 30, 2011. This decrease is primarily attributable to product mix with higher margin products sold during this quarter in all of the Company’s operating segments, as well as to a lower rate of fixed production costs in the OEM of Heat Management Solutions, in the Heat Transfer Services and Products and in the MRO Services for Aviation Components operating segments, which resulted from the increase in revenues in these segments.

Research and development, net. Research and Development expenses were $0.5 million for the three months ended June 30, 2012, compared to $0.2 million for the three months ended June 30, 2011, and are related to new products and technologies within the OEM operations in Israel and the Heat Transfer Services and Products operating segment.

Research and Development expenses as a percentage of revenues were 2.3% for the three months ended June 30, 2012, compared to 1.0% for the three months ended June 30, 2011. TAT expects to continue to invest additional resources in research and development activities, and accordingly will continue to incur and record additional research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses were $0.9 million for the three months ended June 30, 2012, similar to the selling and marketing expenses for the three months ended June 30, 2011. This was impacted by the increase in selling and marketing expenses in the OEM of Heat Management Solutions operating segment, primarily attributable to increased payroll costs, commissions and exhibition expenses; offset by the decrease in selling and marketing expenses in the Heat Transfer Services and Products operating segment, primarily attributable to a decrease in payroll costs.

Selling and marketing expenses as a percentage of revenues were 4.2% for the three months ended June 30, 2012, a slight decrease compared to 4.4% for the three months ended June 30, 2011. TAT expects to continue to invest additional resources in selling and marketing activities in coming years.

General and administrative expenses. General and administrative expenses were $2.8 million for the three months ended June 30, 2012, compared to $2.6 million for the three months ended June 30, 2011, an increase of 7.8%. The increase in general and administrative expenses was impacted by the increased expenses in the Heat Transfer Services and Products operating segment, primarily attributable to employee related expenses, and to the increased expenses in the MRO Services for Aviation Components operating segment, primarily attributable to payroll expenses and to a decrease in FAvS’ participation in certain operating expenses.

General and administrative expenses as a percentage of revenues were 12.5% for the three months ended June 30, 2012, a slight decrease compared to 12.8% for the three months ended June 30, 2011.

Impairment of Goodwill. During the quarter ended June 30, 2012 the Company recorded an impairment charge of $1.0 million to reflect the impairment of the entire balance of the goodwill included in the OEM of Electric Motion Systems operating segment. This was based on an impairment test performed by the Company, with the assistance of an independent appraisal.

Operating income. For the three months ended June 30, 2012, TAT reported operating income of $0.5 million, similar to the operating income for the three months ended June 30, 2011. Excluding the above mentioned impairment charge of goodwill, operating income for the three months ended June 30, 2012 was $1.5 million, a significant increase compared to an operating income of $0.5 million for the three months ended June 30, 2011. The increase in operating income is primarily attributable to (i) the increase in operating income in the OEM of Heat Management Solutions and in the MRO Services for Aviation Components operating segments; (ii) similar level of operating income in the Heat Transfer operating segment; and (iii) a decrease in the operating loss in the OEM of Electric Motion Systems operating segment.

Financial expense. Financial expense for the three months ended June 30, 2012, was $0.8 million compared to financial expense of $0.3 million for the three months ended June 30, 2011. Financial expense during the quarter primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro, change in the fair value of unrealized hedging transactions, from realized losses from hedging transactions and interest payments on long-term loans and short-term credit.

Financial income. Financial income for the three months ended June 30, 2012, was $0.4 million, compared to $0.5 million for the three months ended June 30, 2011. Financial income during the quarter primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro.

Taxes. Total tax expense for the three months ended June 30, 2012, was $1.1 million, compared to total tax expense of $0.5 million for the three months ended June 30, 2011. The increase in tax expense for the three months ended June 30, 2012, is primarily attributable to (i) an increase in pre-tax income in the MRO Services for Aviation Components operating segment; and to (ii) an increase in tax expenses in the OEM of Heat Management Solutions operating segment, mainly due to higher income before tax for Israeli tax purposes that was impacted by changes in exchange rates between U.S. dollar and the Israeli Shekel.

Share in Results of affiliated Company. TAT recognized an immaterial loss from its 30% interest in FAvS’s results for the three months ended June 30, 2012 compared to income of $0.2 million for the three months ended June 30, 2011.

Impairment of share in affiliated Company. During the three months ended June 30, 2012 TAT recognized an impairment of $3.3 million with respect to its 30% interest in FAvS’s. This was based on an impairment test performed by the Company, with the assistance of an independent appraisal.

Net loss attributable to noncontrolling interest. TAT recognized an immaterial net loss attributable to noncontrolling interest for the three months ended June 30, 2012, compared to net loss of $0.1 million attributable to noncontrolling interest for the three months ended June 30, 2011. In both periods net loss attributable to noncontrolling interest was attributable to our 70% held Bental subsidiary.

Net income (loss) attributable to controlling interest. TAT recognized a net loss of $4.2 million for the three months ended June 30, 2012 compared to net income of $0.6 million for the three months ended June 30, 2011. Excluding the above mentioned impairment charges of goodwill and share in affilated company, net income for the three months ended June 30, 2012 was $0.1 million compared to $0.6 million for the three months ended June 30, 2011.

Six months ended June 30, 2012 compared with six months ended June 30, 2011

Revenues. Total revenues for the six months ended June 30, 2012, were $42.8 million compared to $41.3 million for the six months ended June 30, 2011, an increase of 3.6%. This reflects the increase in revenues in all our significant operating segments - the OEM of Heat Management Solutions segment, the Heat Transfer Services and Products segment and the MRO Services for Aviation Components segment; while revenues in the OEM of Electric Motion Systems significantly decreased due to growing weakness in the relevant defense markets. This decrease is a continuation of the decrease in revenues this segment had experienced during 2011.

Cost of revenues. Cost of revenues was $32.5 million for the six months ended June 30, 2012 compared to $31.5 million for the six months ended June 30, 2011, an increase of 3.3%. This reflects the increase in cost of revenues in the OEM of Heat Management Solutions operating segment, in the Heat Transfer Services and Products operating segment and in the MRO Services for Aviation Components operating segment, which is primarily attributable to the increase in revenues in these operating segments; offset by the decrease in cost of revenues in the OEM of Electric Motion Systems operating segment, which is primarily attributable to the decrease in revenues in this operating segment.

Cost of revenues as a percentage of revenues was 76.0% for the six months ended June 30, 2012, similar to 76.3% for the six months ended June 30, 2011. This is primarily attributable to product mix with higher margin products sold during this period along with lower rate of fixed production costs in the OEM of Heat Management Solutions and in the MRO Services for Aviation Components segments; offset by the increase in cost of revenues as a percentage of revenues in the OEM of Electric Motion Systems operating segment, due to a higher rate of fixed production costs resulting from the decrease in revenues in this segment.

Research and development, net. Research and Development expenses were $0.7 million for the six months ended June 30, 2012, compared to $0.5 million for the six months ended June 30, 2011, and are related to new products and technologies within the OEM operations in Israel and the Heat Transfer Services and Products operating segment.

Research and Development expenses as a percentage of revenues were 1.6% for the six months ended June 30, 2012, compared to 1.1% for the six months ended June 30, 2011. TAT expects to invest additional resources in research and development activities, and accordingly will continue to incur and record additional research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses were $1.8 million for the six months ended June 30, 2012, similar to the selling and marketing expenses for the six months ended June 30, 2011. This was impacted by (i) the increased expenses in the OEM of Heat Management Solutions operating segment, primarily attributable to increased payroll costs and exhibition expenses; offset by (ii) the decreased expenses in the Heat Transfer Services and Products operating segment, primarily attributable to a decrease in payroll costs; and (iii) the decreased expenses in the MRO Services for Aviation Components operating segment, primarily attributable to a decrease in exhibition expenses.

Selling and marketing expenses as a percentage of revenues were 4.2% for the six months ended June 30, 2012, similar to 4.3% for the six months ended June 30, 2011. TAT expects to continue to invest additional resources in selling and marketing activities in coming years.

General and administrative expenses. General and administrative expenses were $5.7 million for the six months ended June 30, 2012, compared to $5.0 million for the six months ended June 30, 2011, an increase of 14.4%. The increase in general and administrative expenses was impacted by (i) the increased expenses in the MRO Services for Aviation Components operating segment primarily attributable to a provision recorded for doubtful debt and to a decrease in FAvS’ participation in certain operating expenses; and (ii) the increased expenses in the Heat Transfer Services and Products operating segment primarily attributable to employee related expenses.

General and administrative expenses as a percentage of revenues moderately increase to 13.4 % for the six months period ended June 30, 2011, from 12.2% for the six months ended June 30, 2011.

Impairment of Goodwill. During the six month period ended June 30, 2012 the Company recorded an impairment charge of $1.0 million to reflect the impairment of the entire balance of the goodwill included in the OEM of Electric Motion Systems operating segment, which was based on an independent appraisal.

Operating income. For the six months ended June 30, 2012, TAT reported operating income of $1.0 million compared to $2.5 million for the six months ended June 30, 2011. Excluding the above mentioned impairment charge of goodwill, operating income for the six months ended June 30, 2012 was $2.0 million compared to an operating income of $2.5 million for the six months ended June 30, 2011. The decrease in operating income is primarily attributable to (i) the decrease in operating income in the Heat Transfer Services and the Products and MRO Services for Aviation Components operating segments; (ii) the operating loss in the OEM of Electric Motion Systems operating segment; offset by (iii) the increase in income from operations in the OEM of Heat Management Solutions segment.

Financial expense. Financial expense for the six months ended June 30, 2012, was $1.1 million compared to financial expense of $0.6 million for the six months ended June 30, 2011. Financial expense during the six months ended June 30, 2012 primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro, from the change in the fair value of unrealized hedging transactions, from realized losses from hedging transactions and interest payments on long-term loans and short-term credit.

Financial income. Financial income for the six months ended June 30, 2012, was $1.0 million, similar to $1.0 million for the six months ended June 30, 2011. Financial income during the six months ended June 30, 2012 primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro, and interest from short term bank deposits.

Taxes. Total tax expense for the six months ended June 30, 2012, was $1.3 million, similar to $1.3 million for the six months ended June 30, 2011. Tax expense for the six months ended June 30, 2012, was impacted by (i) an increase in tax expenses in the OEM of Heat Management Solutions operating segment, mainly due to higher income before tax for Israeli tax purposes that was impacted by changes in exchange rates between U.S. dollar and the Israeli Shekel; offset by (ii) pre-tax losses incurred in the OEM of Electric Motion Systems operating segment.

Share in Results of affiliated Company. TAT recognized loss of $0.1 million from its 30% interest in FAvS’s results for the six months ended June 30, 2012 compared to income of $0.3 million for the six months ended June 30, 2011.

Impairment of share in affiliated Company. During the six months ended June 30, 2012 TAT recognized an impairment of $3.3 million with respect to its 30% interest in FAvS’s, which was based on an independent appraisal.

Net loss attributable to noncontrolling interest. TAT recognized net loss of $0.2 million attributable to noncontrolling interest for the six months ended June 30, 2012, compared to an immaterial net loss attributable to noncontrolling interest for the six months ended June 30, 2011. In both periods net income (loss) attributable to noncontrolling interest was attributable to our 70% held Bental subsidiary.

Net income (loss) attributable  to controlling interest. TAT recognized a net loss of $3.6 million for the six months ended June 30, 2012 compared to net income of $2.1 million for the six months ended June 30, 2011. Excluding the above mentioned impairment charges of goodwill and share in affilated company, net income for the six months ended June 30, 2012 was $0.7 million compared to $2.1 million for the six months ended June 30, 2011.

Liquidity and Capital Resources

As of June 30, 2012, TAT had cash and cash equivalents and short-term bank deposits of $24.2 million, marketable securities of $1.9 million and restricted cash of $3.2 million, which equals $29.3 million of financial assets, compared with cash and cash equivalents and short-term deposits of $27.8 million, short term investments and marketable securities of $2.5 million and restricted cash of $5.1 million, which equals $35.4 million of financial assets as of June 30, 2011. Financial assets, net of debt was $23.6 million in June 30, 2012 compared to $24.5 million in June 30, 2011

On April 22, 2012, TAT’s Board declared a cash dividend in the total amount of $2.5 million (approximately NIS9.4 million), or $0.283 per share (approximately NIS1.065 per share), for all of the shareholders of TAT. The dividend was paid on May 17, 2012 to shareholders of record on May 3, 2012.

On May 21, 2012, TAT’s Board of Directors approved a stock repurchase plan under Rule 10b5-1 of the Securities Exchange Act of 1934.  The plan will be in effect for a period of 6 months (subject to extension) and will provide for the purchase of shares in an aggregate amount of up to $0.5 million U.S. dollars. Such plan replaces and supersedes a prior repurchase plan approved by TAT’s Board of Directors’ on February 21, 2012. As of June 30, 2012, the Company had purchased 4,637 shares for approximately $20 thousands (average of $4.23 per share) constituting less than 0.1% of TAT’s issued shares.

Grant of options

Following the approval of TAT's Audit committee and Board of Directors, on November 24, 2011, on June 28, 2012, the Company’s shareholders approved a plan (the “Plan”) to grant up to 380,000 options (“Options”) to purchase Ordinary shares, 0.9 NIS par value, of the Company to senior executives and certain members of the Board of Directors, at an exercise price of $6.5 per share. The Options will vest over a three-year period (one-third each year), but the vesting of 50% of the Options shall be subject, in addition, to certain minimum shareholders' equity during a period of 4 years after the grant date. On August 21, 2012, pursuant to Plan, TAT’s Board of Directors approved the grant of 330,000 Options.

Seasonality

In the OEM industry in general and in TAT’s OEM businesses in particular, the majority of customers operate based on annual budgets and tend to utilize during the fiscal fourth quarter the remaining balance of any un-used budgets. This trend is more typical with customers from the defense industry. Accordingly, TAT is more likely to generate increased revenues in the OEM businesses (such as TAT’s OEM of Heat Management Solutions and OEM of Electric Motion Systems) during the fiscal fourth quarter. The aviation industry is known for its highest traffic in the third quarter, primarily attributable to summer vacations. As a result, during the fiscal third quarter, airlines tend to postpone, to the extent possible, maintenance and repair of their aircraft to minimize aircraft grounding. Accordingly, TAT is more likely to notice decreased revenues in the MRO businesses (such as TAT’s MRO for Aviation Components and Heat Transfer Services and Products) during the fiscal third quarter with recovery during subsequent quarters.

Subsequent Event

None

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TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

For more information of TAT Technologies, please visit our web-site:  www.tat-technologies.com

Yaron Shalem – CFO
TAT Technologies Ltd.
Tel: 972-8-862-8500
yarons@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer

Date: August 21, 2012